Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Financial Editors:
     Westport Reports Fourth Quarter & Year End Financial Results

     ~ Fourth Quarter Revenue Up 35.7%; Annual Revenue up 7.3% ~

     VANCOUVER, June 1 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the fourth quarter and fiscal year ended March 31, 2010 (FY2010) and provided an update on operations. All figures are in Canadian dollars based on Canadian GAAP unless otherwise stated.
     "We've accomplished our goals in revenue for the quarter and beat last year's revenue performance despite tough market conditions," said David
Demers, CEO of Westport Innovations. "We continue to invest in new market opportunities that we believe will help strengthen Westport's position as a technology leader in the development of light, medium and heavy-duty engines running on gaseous fuels. Our partnership with Volvo is progressing and our joint venture with Weichai has received government approval. Both tracks have established a clear path for product development and an opportunity to significantly impact our future revenue stream. Our recent announcement with
Delphi to supply Westport injectors provides a critical piece of our development and commercialization path as it solidifies our ability to ramp production for existing and potential partners."
     "Outside of our development path and improvements in supply chain capabilities, it is clear that events outside our company are helping shape the future for natural gas vehicles (NGVs). The recent introduction of the
American Power Act (APA) featuring key incentives for NGVs and related businesses may have a great impact in accelerating the adoption of natural gas for transportation. Adding to the APA's potential impact on market transformation, the natural gas industry's constant identification of new gas shales have provided our existing and potential customers with an excellent opportunity to save a great deal of money on their greatest input cost, fuel, for the foreseeable future."

     Fourth Quarter Fiscal 2010 Financial and Business Highlights

     - Reported consolidated quarterly revenues at $35.7 million compared to
$26.3 million for the fourth quarter of fiscal 2009, a 35.7% increase
     - Reported a net loss of $12.2 million ($0.32 loss per share) for the fourth quarter ended March 31, 2010 compared to a net loss of $12.7 million
($0.43 loss per share) for fourth quarter ended March 31, 2009
     - Westport appointed new Chief Financial Officer, Bill Larkin
     - Cummins Westport Inc. and Cummins India Ltd. announced an order for 460 natural gas engines
     - Westport announced the first global carbon finance program for transportation registered to the Voluntary Carbon Standard
     - Clark selected Westport's Juniper Engines for forklifts in addition to
Juniper's achievement in EPA certification

     Full Year Fiscal 2010 Financial and Business Highlights

     - Delivered 3,921 units in fiscal 2010 as compared to 4,038 units in fiscal 2009
     - Reported consolidated annual revenues of $130.7 million compared to
$121.8 million for fiscal 2009, an increase of 7.3%
     - Reported net loss of $37.6 million ($1.10 per share) in fiscal 2010 compared to $24.4 million ($0.81 per share) in fiscal 2009
     - Daimler Trucks North America, Kenworth and Peterbilt all expanded their product lines to include the Cummins Westport ISL G engine in heavy-duty vehicles
     - Westport announced cooperation with Volvo; Westport will develop &
supply natural gas fuel systems for heavy-duty engines

     Fourth Quarter & Fiscal Year 2010 Financial Results in Detail

     Westport's consolidated revenues for the three months ended March 31,
2010 was $35.7 million, an increase of $9.4 million, or 35.7%, from $26.3 million in the same period in fiscal year 2009. On a U.S. dollar basis, consolidated revenue was US$121.7 million for the year ended March 31, 2010 compared to US$109.2 for the year ended March 31, 2009. CWI product revenue for the fourth quarter was up $4.6 million as unit sales increased from 671 units to 998 units primarily as the result of increased volume of ISL G sales.
CWI parts revenue for the fourth quarter increased by $1.7 million over the same period last year due to an increase in units in service. Non-CWI product revenues increased by $2.4 million with 46 Westport HD systems shipped in the fourth quarter of fiscal 2010 compared with 5 in the comparative quarter.
     For the year ended March 31, 2010, consolidated revenues increased $8.9 million, or 7.3%, to $130.7 million from $121.8 million for the year ended
March 31, 2009. The Company shipped 3,921 units in fiscal year 2010 compared to 4,038 units shipped in fiscal year 2009. The increase in revenues was primarily due to a 9.5% increase in CWI revenues to $120.3 million on 3,807 units for the year ended March 31, 2010 compared to $109.9 million on 3,907 units for the year ended March 31, 2009. Non-CWI revenues for the year ended
March 31, 2010 were $10.4 million on 114 Westport HD Systems shipped compared to $11.9 million on 131 Westport HD Systems shipped in fiscal 2009, a decrease of 14.4%. The foreign exchange impact on revenues from translating revenues from U.S. dollars to Canadian dollars resulted in a reduction in fiscal year
2010 revenues of approximately $4.4 million, or 3.4%.
     Net loss for the three months ended March 31, 2010 was $12.2 million, or
$0.32 per share, compared to net loss of $12.7 million, or $0.43 per share, in the three months ended March 31, 2009. Westport's share of CWI's net income increased $2.1 million from $0.8 million to $2.9 million primarily because of increased revenues and better gross margin percentage. CWI gross margin increased by $5.4 million on higher revenues, and the gross margin percentage increased from 28.8% in the fourth quarter of fiscal 2009 to 40.3% in fiscal
2010 as the result of more favourable warranty experience and an increase in parts margin mainly as a result of CWI negotiating lower selling expenses on certain parts. The non-CWI gross margin decreased $0.6 million, mainly because of an increase in Westport's inventory obsolescence provision of $1.6 million.
Non-CWI operating expenses increased by $2.8 million compared with the fourth quarter of fiscal 2009 primarily due to a one time cost on settling retirement program expenses with Westport's former President and Chief Operating Officer, which resulted in a charge of $1.8 million.
     Westport's consolidated net loss for the year ended March 31, 2010 was
$37.6 million, or $1.10 per share, compared to $24.4 million, or $0.81 per share, for the year ended March 31, 2009. On a comparative basis, results for the year ended March 31, 2009 included approximately $11.9 million in one-time net gains on the sale of investments versus $2.9 million in net gains on the sale of investments for the year end March 31, 2010. Net loss for the year ended March 31, 2010, excluding gains on the sale of investments, was $40.5 million or $1.19 per share utilizing a weighted average of 34,133,247 shares outstanding. For the year ended March 31, 2009, the net loss excluding gains on investment was $36.3 million or $1.20 loss per share utilizing a weighted average of 30,268,947 shares outstanding.
     The increase in net loss (excluding net gains on the sale of investments)
is primarily due to an increase of $3.6 million in non-CWI operating expenses
(research and development, general and administrative, and sales and marketing). Contributing to the consolidated net loss was a $2.2 million reduction in non-CWI gross margin as a result of a lower average selling price and an increase in inventory obsolescence provisions for non-CWI products, an increase in interest expense of $0.9 million, a reduction in investment income of $0.7 million and an increase in net foreign exchange losses of $0.5 million. Helping offset non-CWI net losses, CWI's net income increased $7.3 million from $7.8 million in fiscal 2009 to $15.1 million in fiscal 2010. The increase was driven primarily by higher product and parts revenue and an increase in gross margin percentage as a result of more favourable warranty experience compared with the prior year. During fiscal year 2010, Westport's share of CWI's net income increased by $3.6 million to $7.6 million.
     As of March 31, 2010, Westport's cash, cash equivalents and short-term investments balance was $105.9 million compared to $82.6 million at March 31,
2009. For the year ended March 31, 2010, we raised approximately US$57.4 million in net proceeds from the Company's public offering completed in
December 2009, $2.5 million from the exercise of stock options, and $3.8 million from the sale of shares of Clean Energy and Wild River Resources Inc.
For the year ended March 31, 2010, cash used in operations and capital expenditures was $22.0 million and $0.3 million, respectively. Subsequent to
March 31, 2010, Westport announced that 790,614 warrants previously issued to
Industry Canada, a department of the Government of Canada, were exercised at a price of $10.65 per warrant generating $8.4 million in cash for Westport.

     First Global Transport Project Registered to the Voluntary Carbon
Standard

     Westport's Carbon Project (WCP) has recently been registered to the
Voluntary Carbon Standard. The WCP supports our economic and environmental value proposition and demonstrates the rigorously verifiable GHG emission reductions of Westport GX and CWI ISL G engines.

     Cummins Westport Inc. (CWI) Business Unit Highlights

     CWI, a 50:50 global joint venture between Westport and Cummins Inc., is focused on the development, marketing and sale of mid-range, spark-ignited
(SI) natural gas or liquefied petroleum gas (LPG) engines for transit bus, shuttle and urban specialty vehicles such as refuse trucks. CWI revenues increased by 9.5% to $120.3 million from $109.9 million in the prior year.
CWI's net contribution was $7.6 million, after taxes, compared to $3.9 million in the prior year, an increase of $3.7 million or 94.9%.
     CWI started the year with the appointment of Roe East as President. Mr.
East joined CWI from Cummins, most recently as the Director - Power Systems
Marketing & Business Development, based in Columbus, Indiana. During the year,
CWI saw growth in India, with an order of 460 delivered in cooperation with
Cummins India Ltd. and destined for buses in service in the Delhi area. The year saw CWI's OEM expansion in North America to include several Kenworth,
Peterbilt, Mack as well as Freightliner brand trucks.

     Westport Global Heavy Duty (Westport HD) Business Unit Highlights

     Westport HD sales during the quarter were 46 units, bringing the fiscal
2010 total to 114 units, destined for customers in Australia and fleets in
North America. Total revenues for the heavy-duty business unit for the year ended March 31, 2010 were $10.4 million compared to $11.9 million in the prior year when 131 systems were shipped.
     A recent development for the HD business unit is the Chinese government's approval and licensing of the Weichai Westport (WWI) joint venture. The final registration will be completed after Westport makes its investment of US$4.5 million, which is expected to be in early June. Over the course of the last 18 months, since announcing the JV formation, Westport has advanced its injector technology to be more readily adaptable to Weichai's engine platforms and reduced the cost of key components. WWI continues to experience strong growth in its spark ignited natural gas engine business and anticipates having demonstration vehicles in China featuring Westport HD Systems on the road in less than two years.
     Adding to our OEM portfolio of partners during the last twelve months,
Volvo Power Train, the engine manufacturing arm of Volvo AB, signed an agreement with Westport as a Tier 1 Development Supplier for its heavy duty natural gas engines and associated supply chain, building on Westport's relationship with Volvo which was started in 2008.

     Juniper Engines Inc. Business Unit Highlights

     In January, 2010 Juniper Engines announced its first customer agreement with Clark Forklifts. With EPA certification in hand for its 2.4L LPG engine,
Juniper has commenced shipping of engines and continues to build its customer base. While the forklift business grows organically, Juniper has already begun field trials of its engines in adjacent markets such as oil field applications. Juniper expects its products' high efficiency and customer satisfaction will provide a distinct competitive advantage in the oil field service and stationary power market.

     Results Conference Call

     Westport has scheduled a conference call for today, Tuesday, June 1, 2010 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time or by replay.
To access the conference call by telephone, please dial: 877-240-9772 (North
America Toll-Free) or 416-340-8530. To access the conference call replay after the call, please dial 800-408-3053 or 416-695-5800 using the pass code
4817565. The replay will be available until June 15, 2010; however, the webcast will be archived on the Company's website.
     The live webcast of the conference call can be accessed through the
Westport website at www.westport.com by selecting "Investors" and then
"Investor Overview" from the main menu. Replays will be available in streaming audio on the same website shortly after the conclusion of the conference call.
     To view Westport's full FY2010 financials, please point your browser to the following link: http://www.westport.com/investor/financial.php.

     2010 Annual Meeting of Shareholders

     The Westport 2010 Annual Meeting of Shareholders will be held on
Thursday, July 15, 2010 at 2:00 PM (Pacific Time) at the Pan Pacific Hotel,
999 Canada Place, Vancouver, British Columbia.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty LPG and natural gas engine solutions for industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter (at)WestportWPRT.

     Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, speed of adoption of natural gas for transportation, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Darren Seed, Vice President, Investor Relations
& Communications, Westport Innovations Inc., Phone: (604) 718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 16:10e 01-JUN-10